[ROPES & GRAY LLP LETTERHEAD]

September 14, 2005	Julie H. Jones
(617) 951-7294
jjones@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: James Rosenberg

Re:	Allmerica Financial Corporation (the “Company”) –

Form 10-K for the Year Ended December 31, 2004

File No. 1-13754

Dear Mr. Rosenberg:

I am writing in connection with the letter you provided to Mr. Frederick Eppinger dated September 9, 2005 providing comments on the Company’s most recent Form 10-K filing. Your letter indicates that the Company should respond to the comments within 10 business days or tell you when it would provide a response. As discussed with Mr. Frank Wyman, Staff Accountant, on September 13, 2005, the Company plans to respond on or before October 7, 2005. Please let me know if you have any concerns about the Company providing a response no later than that date.

We greatly appreciate your consideration of this matter.

Please direct any questions to my attention at (617) 951-7294 or to the attention of Steven M. Hoffman at (617) 951-7936.

Very truly yours,

/s/ Julie H. Jones

Julie H. Jones

JHJ:dw

cc:	Edward J. Parry III

J. Kendall Huber, Esq.

Warren E. Barnes

Patricia Norton-Gatto

Celeste E. Nelson

Steven M. Hoffman